As filed with the Securities and Exchange Commission on July 7, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Maxtor Corporation
(Exact name of registrant as specified in charter)

Delaware	77-0123732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 McCarthy Boulevard
Milpitas, California 95035
(408) 894-5000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Dr. C.S. Park
Chairman of the Board and
Chief Executive Officer
500 McCarthy Boulevard
Milpitas, California 95035
(408) 894-5000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Diane Holt Frankle, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate	Aggregate	Registration
Securities to be Registered	Registered	Price per Share(1)	Offering Price(2)	Fee(3)

Common Stock, $0.01 par value	4,275,668	$3.19	$13,540,195.92	$1,593.68

(1)	Highest price, excluding interest, to be payable per share in connection with the rescission offer covered by this Registration Statement. The price per share will range from $3.15 to $3.19, depending on the price originally paid by the offeree.

(2)	Aggregate purchase price, excluding interest, estimated to be payable if the rescission offer covered by this Registration Statement is accepted in full.

(3)	Calculated pursuant to Rule 457(j) on the basis of the amount at which such securities were sold.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the registration statement that is filed with the Securities and Exchange Commission relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted or legal.

SUBJECT TO COMPLETION, DATED JULY 7, 2005
PROSPECTUS
RESCISSION OFFER
Up to 4,275,668 Shares of Common Stock
The Company:

•	We are one of the world’s leading suppliers of hard disk drives for desktop, enterprise and consumer electronics applications.

•	We are incorporated in the State of Delaware. Our principal executive offices are located at 500 McCarthy Boulevard, Milpitas, California 95035. The telephone number is (408) 894-5000.
Symbol and Market:

•	Our stock is traded on the New York Stock Exchange, which we refer to as the “NYSE,” under the symbol “MXO.”

•	On July 5, 2005, the last reported sale price for our common stock on the NYSE was $5.30 per share.
The Rescission Offer:

•	We are offering to repurchase up to 4,275,668 shares of our common stock from persons who purchased those shares from our 1998 Employee Stock Purchase Plan, which we refer to as our “ESPP,” that may not have been exempt from registration or qualification under the Securities Act of 1933. This offer is being made to those persons that purchased common stock from our ESPP on August 16, 2004 and February 15, 2005, which we refer to as the “Offering Dates.”

•	The rescission offer will expire on August , 2005 at 11:59 P.M., Pacific Daylight Time, which is thirty (30) days from the date this offer commences.

•	The repurchase price for shares subject to this rescission offer is $3.19 per share for purchases made on August 16, 2004, and $3.15 per share for purchases made on February 15, 2005.

•	We will fund any payments required under the rescission offer from a portion of our working capital.

•	If you continue to hold shares purchased from our ESPP subject to this rescission offer, we will repurchase the shares for the price paid per share plus interest at eight percent (8%) per annum. If you sold shares purchased from our ESPP subject to this rescission offer, and you sold at a loss, we will pay an amount for each share equal to the price paid per share plus interest at eight percent (8%) per annum (less any amounts received if you have sold the shares).
      ELIGIBLE PARTICIPANTS MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER, UNDER THE TERMS AS SET FORTH HEREIN. ELIGIBLE PARTICIPANTS WHO FAIL TO RESPOND TO THIS RESCISSION OFFER BY THE EXPIRATION DATE WILL BE DEEMED BY MAXTOR TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THIS RESCISSION OFFER MAY PREVENT A PARTICIPANT FROM MAINTAINING AN ACTION AGAINST MAXTOR IN CONNECTION WITH THE SHARES OF COMMON STOCK PURCHASED.
       Our stock involves risk. See “Risk Factors” beginning on page 2.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this document may only be accurate on the date of this document. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock.
      Maxtor®, DiamondMax® and Atlas® are registered trademarks of Maxtor Corporation. MaXLinetm and Fireballtm are trademarks of Maxtor Corporation. All other brand names and trademarks appearing in this prospectus are the property of its respective holders.
      Unless the context otherwise requires, the terms “Maxtor,” “Maxtor Corporation,” “Company,” “we,” “us” and “our” refer to Maxtor Corporation and its subsidiaries. To understand this offering fully, you should read this entire document carefully, as well as the documents identified in the section titled “Where You Can Find More Information.”
FORWARD-LOOKING STATEMENTS
      Some of the statements contained in this prospectus and in the documents we incorporate by reference are forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The statements contained in this prospectus and the documents we incorporate by reference that are not purely historical, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. In this prospectus and the documents we incorporate by reference, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” “should,” “plan,” “estimate,” “predict,” “potential,” “future,” “continue,” or similar expressions also identify forward-looking statements. Examples of forward-looking statements in this prospectus and the documents we incorporate by reference include statements regarding our expectations as to demand for our products, future operating results, capital expenditures, liquidity, completion of our manufacturing facility in China, the effect of our planned transition of manufacturing server products from MKE to our Singapore facility, our indemnification obligations, the results of litigation, amortization of other intangible assets and our relationships with vendors, as well as such other statements described in existing or future documents we incorporate

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by reference. These statements are only predictions. We make these forward-looking statements based upon information available on the date hereof, and we have no obligation (and expressly disclaim any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. Our actual results could differ materially from those anticipated in this prospectus as a result of certain factors including, but not limited to, those set forth below in the section entitled “Risk Factors” and elsewhere in this prospectus.
QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER

Q:	Why are we making the rescission offer?

A:	We are offering to repurchase up to 4,275,668 shares of our common stock from persons who purchased those shares from our 1998 Employee Stock Purchase Plan, which we refer to as our “ESPP,” that may not have been exempt from registration or qualification under the Securities Act of 1933. This offer is being made to persons that purchased common stock from our ESPP on August 16, 2004 and February 15, 2005, which we refer to as the “Offering Dates.” The rescission offer is intended to address federal securities law compliance issues by allowing holders of shares covered by the rescission offer to sell those securities back to us.

Q:	What will I receive if I accept the rescission offer?

A:	The answer to this question depends on whether you still hold the shares of common stock purchased from the ESPP subject to this rescission offer.

If you continue to hold the shares, and accept our rescission offer, we will repurchase the shares at the initial price per share paid plus interest at eight percent (8%) per annum from the date of purchase until the rescission offer expires. Interest will accrue on a monthly basis. As an example, assuming the rescission offer expires on August 16, 2005, if you purchased 1,000 shares of our common stock from our ESPP on August 16, 2004 at a per share price of $3.19, and you accept our rescission offer, you would receive:

• The original purchase price (1,000 x $3.19) = $3,190

• Plus interest at 8% per year ($3,190 x 0.08) = $255.20

• For a total of $3,445.20.

If you sold the shares at a loss, and accept our rescission offer, we will pay an amount equal to the initial price paid per share, less the proceeds from the sale of such shares, plus interest at eight percent (8%) per annum. Interest will be paid on (i) the amount originally paid for the shares from the date of purchase until the date of sale, and (ii) on the loss realized from the date of sale through the date the rescission offer expires. Interest will accrue on a monthly basis. As an example, assuming the rescission offer expires on August 16, 2005, if you purchased 1,000 shares of our common stock from our ESPP on August 16, 2004 at a per share price of $3.19, subsequently sold those shares on October 28, 2004 for $2.89 per share, and you accept our rescission offer, you would receive:

• The original purchase price (1,000 x $3.19) = $3,190

• Minus proceeds of the October 28, 2004 sale (1,000 x $2.89) = $2,890

• Plus interest for two months calculated at 8% per year on $3,190 ($3,190 x 0.08 x 0.166) = $42.36

• Plus interest for ten months at 8% per year on $300 loss from the October 28, 2004 sale ($300 x 0.08 x 0.833) = $19.99

• For a total of $362.35.

Q:	Does the current market price affect my decision?

A:	Yes, if you continue to hold shares subject to the rescission offer, our current market price as quoted on the NYSE will affect the economics of your decision to accept or reject this rescission offer. The rescission offer is $3.19 per share for shares purchased on August 16, 2004 and $3.15 per share for shares purchased on February 15, 2005. On July 5, 2005, the last reported sale price for our common stock on the NYSE was $5.30 per share. Accordingly, for those that continue to hold shares purchased from our ESPP at the Offering Dates, selling their shares into the market will yield a higher return than accepting this rescission offer. For those that previously sold shares subject to this rescission offer at a loss, the current market price of the Company shares on the NYSE will not affect your decision to accept or reject this rescission offer.

Q:	When does the rescission offer expire?

A:	The rescission offer expires on August , 2005 at 11:59 P.M., Pacific Daylight Time, which is thirty (30) days from the date this offer commences.

Q:	Where can I find information about my participation in ESPP?

A:	Many of our employees participate in the ESPP through individual accounts at E*TRADE Financial Corporation. These individuals may view their purchasing history on the Intranet through www.optionslink.com, a website run and maintained by E*TRADE Financial Corporation. Please note, the information on www.optionslink.com is password protected and requires registration. If you have any questions regarding accessing your account information, please contact E*TRADE Financial Corporation directly at (800) 838-0980, available 8:00 A.M. to 9:00 P.M. Eastern Daylight Time, Monday thru Friday.

Q:	What do I need to do now to accept the rescission offer?

A:	You should complete, sign and date the accompanying Rescission Election Form and return it to us, together with your stock certificates for the shares you want us to repurchase, if such stock certificates are physically held by you, prior to the expiration date. To ensure proper credit, it is advisable to send the physical stock certificates by return receipt mail or any other method by which the parcel may be tracked. If stock certificates are not physically held by you, only return the completed, signed and dated Rescission Election Form to us.

Q:	What happens if I don’t return my Rescission Election Form?

A:	If you do not return your Rescission Election Form before the expiration date of our rescission offer, you will be deemed to have rejected our offer.

Q:	What will happen if I affirmatively reject or fail to accept the rescission offer before the expiration date?

A:	If you affirmatively reject or fail to accept and you continue to own the shares subject to this rescission offer, you will retain ownership of the shares you received and will not receive any cash for those securities. The shares subject to the rescission offer held by persons who affirmatively reject or fail to accept the rescission offer before the expiration date will, for purposes of applicable federal securities law, be registered securities as of the expiration date of the rescission offer and, unless held by persons who may be deemed to be “affiliates” of us, will be freely tradable in the public market at such time. Those shares held by our affiliates will be subject to certain restrictions on resale as explained in Rule 144 under the Securities Act.

If you affirmatively reject or fail to accept the rescission offer, it is unclear whether or not your federal right of rescission will remain preserved. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive the rescission offer. However, federal courts in the past have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief. Generally, the federal statute of limitation for non-compliance with the requirement to register securities under the Securities Act is one year.

We believe all the sales of shares of our common stock which are the subject of our rescission offer were exempt from registration or qualification under state law, and thus you may not be entitled to any state law remedies. However, under state law, acceptance or rejection of our rescission offer may preclude you from maintaining an action against us in connection with the shares of common stock purchased at the Offering Dates. We do not make any representation as to the compliance of this rescission offer with applicable state law.

The above discussions do not relate to the antifraud provisions of applicable federal and state securities laws or rights under common law or equity. We urge you to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the rescission offer.

Q:	Can I change my mind after I have mailed my signed Rescission Election Form?

A:	Yes. You can change your decision about accepting or rejecting our rescission offer at any time before the expiration date. You can do this by completing and submitting a new Rescission Election Form.

Q:	Can I accept the rescission offer in part?

A:	Yes. We sold shares of our common stock on two ESPP sale dates, namely August 16, 2004 and February 15, 2005, which we refer to as the “Offering Dates.” If you accept this rescission offer, you can elect to rescind all shares purchased at the Offering Dates, or just those purchased at the August 16, 2004 or February 15, 2005 ESPP sale dates. However, you may not accept the rescission offer for only a portion of the shares purchased at the August 16, 2004 or February 15, 2005 ESPP sale dates.

Q:	Who can help answer my questions?

A:	You can call the Company’s Employee Information Center at (800) 411-6115 with any questions about the rescission offer. The Employee Information Center will be available twenty-four hours a day, seven days a week.

SUMMARY
      The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, appearing elsewhere or incorporated by reference in this prospectus. Investors should carefully consider the information set forth under “Risk Factors” below.
Overview
      Maxtor Corporation (“Maxtor” or “the Company”) is one of the world’s leading suppliers of hard disk drives for desktop, enterprise and consumer electronics applications.
      Our desktop products are marketed under the DiamondMax, MaXLine and Fireball brand names and consist of 3.5-inch disk drives with storage capacities that range from 40 to 300 gigabytes (“GB”). These drives are used primarily in desktop computers; however, there is an emerging market for these products in a variety of consumer electronic applications, including digital video recorders (“DVRs”), set-top boxes and game consoles, as well as personal storage applications. We also provide a line of high-capacity ATA/ Serial ATA drives for use in mid-line and near-line storage applications for the enterprise market. Our MaXLine-branded drives, with 250 or 300 GB of capacity, are designed specifically for high-reliability to meet the needs of enterprise customers who need ready access to fixed content data files. Finally, we offer a line of high-end 3.5-inch hard disk drives for use in high-performance, storage-intensive enterprise applications such as workstations, enterprise servers and storage subsystems. These Intel-based server products are marketed under the Atlas brand name and provide storage capacities of 18.4 to 300 GB at speeds of 10,000 rotations per minute (“RPM”) and 15,000 RPM.
      Maxtor, DiamondMax and Atlas are registered trademarks of Maxtor. MaXLine, Fireball, Maxtor Personal Storage, Maxtor OneTouch, and Maxtor QuickView are trademarks of Maxtor. All other brand names and trademarks appearing in this report are the property of their respective holders.
      We are incorporated in the State of Delaware. Our principal executive offices are located at 500 McCarthy Boulevard, Milpitas, California 95035. The telephone number is (408) 894-5000.
Company Background
      Maxtor was founded in 1982. We completed our initial public offering of common stock in 1986. In 1994, we sold 40% of our outstanding common stock to Hyundai Electronics Industries (now Hynix Semiconductor Inc.) and its affiliates. In early 1996, Hyundai Electronics America (now Hynix Semiconductor America Inc. — “Hynix”) acquired all of our remaining outstanding common stock. Following this acquisition by Hynix, in July 1998, we completed a public offering of our common stock, which was followed by a secondary offering of our stock in February 1999. On April 2, 2001, we acquired Quantum Corporation’s Hard Disk Drive Group (“Quantum HDD”). In October 2001, Hynix sold a majority of its shares of Maxtor common stock, and in February 2002, Hynix distributed its remaining shares of Maxtor common stock.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision in the shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline substantially, and you may lose all or part of your investment.
Risks Related to this Rescission Offer

We may continue to have potential liability even after this rescission offer is made due to our issuances of securities in violation of the federal securities laws.
      The Securities Act of 1933 (the “Securities Act”) does not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered or exempt from the registration requirements of the Securities Act. Accordingly, if you affirmatively reject or fail to accept the rescission offer, it is unclear whether or not you will have a right of rescission under Securities Act after the expiration of the rescission offer. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive the rescission offer. However, federal courts in the past have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief. Consequently, should any offerees reject the rescission offer, expressly or impliedly, we may continue to be potentially liable under the Securities Act for the purchase price or for certain losses if the shares have been sold.

We cannot predict whether the amounts you would receive in the rescission offer would be greater than the market value of our securities.
      Our common stock is actively traded on the NYSE under the symbol, “MXO.” The amount you would receive in the rescission offer is fixed and is not tied to the market value of our common stock on the NYSE at the time the rescission offer closes. As a result, if you accept the rescission offer, you may receive less than the market value of the securities you would be tendering to us.
Risks Related to Our Business

We have a history of significant losses.
      We have a history of significant losses. In the last five fiscal years, we were profitable in only fiscal years 2000 and 2003. For the year ended December 25, 2004, our net loss was $183.4 million and for the quarterly period ended April 2, 2005, our net loss was $20.2 million. As of April 2, 2005, we had an accumulated deficit of $1,815.3 million.

The decline of average selling prices in the hard disk drive industry could cause our operating results to suffer and make it difficult for us to achieve or maintain profitability.
      It is very difficult to achieve and maintain profitability and revenue growth in the hard disk drive industry because the average selling price of a hard disk drive rapidly declines over its commercial life as a result of technological enhancement, productivity improvement and increases in supply. In addition, intense price competition among personal computer manufacturers and Intel-based server manufacturers may cause the price of hard disk drives to decline. As a result, the hard disk drive market tends to experience periods of excess capacity and intense price competition. Competitors’ attempts to liquidate excess inventories, restructure, or gain market share also tend to cause average selling prices to decline. This excess capacity and intense price competition may cause us in future quarters to lower prices, which will have the effect of reducing margins, causing operating results to suffer and making it difficult for us to achieve or maintain profitability. If we are unable to lower the cost of producing our hard disk drives to be consistent with any decline of average selling prices, we will not be able to compete effectively and our operating results will suffer.

Furthermore, a decline in average selling prices may result from end-of-period buying patterns where distributors and sub-distributors tend to make a majority of their purchases at the end of a fiscal quarter, aided by disparities between distribution pricing and OEM pricing greater than historical norms and pressure on disk drive manufacturers to sell significant units in the quarter. Due to these factors, forecasts may not be achieved, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us. This increases the chances that our results could diverge from the expectations of investors and analysts, which could make our stock price more volatile.

Intense competition in the hard disk drive market could reduce the demand for our products or the prices of our products, which could adversely affect our operating results.
      The desktop computer market segment and the overall hard disk drive market are intensely competitive even during periods when demand is stable. We compete primarily with manufacturers of 3.5-inch hard disk drives, including Fujitsu, Hitachi Global Storage, Samsung, Seagate Technology and Western Digital. Many of our competitors historically have had a number of significant advantages, including larger market shares, a broader product line, preferred vendor status with customers, extensive name recognition and marketing power, and significantly greater financial, technical and manufacturing resources. Some of our competitors make many of their own components, which may provide them with benefits including lower costs. Others may themselves or through affiliated entities produce complete computer or other systems that contain disk drives or other information storage products, enabling them to the ability to determine pricing for complete systems without regard to the margins on individual components. In addition, because components other than disk drives generally contribute a greater portion of the operating margin on a complete system than do disk drives, these manufacturers of complete systems do not necessarily need to realize a profit on the disk drives included in a system. Our competitors may also:

•	consolidate or establish strategic relationships to lower their product costs or to otherwise compete more effectively against us;

•	lower their product prices to gain market share;

•	sell their products with other products to increase demand for their products;

•	develop new technology which would significantly reduce the cost of their products;

•	get to the market with the next generation product faster or ramp more effectively; or

•	offer more products than we do and therefore enter into agreements with customers to supply hard disk drives as part of a larger supply agreement.
      Increasing competition could reduce the demand for our products and/or the prices of our products as a result of the introduction of technologically better and cheaper products, which could reduce our revenues. In addition, new competitors could emerge and rapidly capture market share. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results will suffer.

If we fail to qualify as a supplier to computer manufacturers or their subcontractors for a future generation of hard disk drives, then these manufacturers or subcontractors may not purchase any units of an entire product line, which will have a significant adverse impact on our sales.
      A significant portion of our products is sold to desktop computer and Intel-based server manufacturers or to their subcontractors. These manufacturers select or qualify their hard disk drive suppliers, either directly or through their subcontractors, based on quality, storage capacity, performance and price. Manufacturers typically seek to qualify two or more suppliers for each hard disk drive product generation. To qualify consistently, and thus succeed in the desktop and Intel-based server hard disk drive industry, we must consistently be among the first-to-market introduction and first-to-volume production at leading storage capacities per disk, offering competitive prices and high quality. Once a manufacturer or subcontractor has chosen its hard disk drive suppliers for a given desktop computer or Intel-based server product, it often will purchase hard disk drives from those suppliers for the commercial lifetime of that product line. It is, however, possible to fail to maintain a qualification due to quality or yield issues. If we miss a qualification opportunity or cease to be qualified due to yield or quality issues, we may not have another opportunity to do business with that manufacturer or subcontractor until it introduces its next generation of products. The effect of missing a product qualification opportunity is magnified by the limited number of high-volume manufacturers of personal computers and Intel-based servers. If we do not reach the market or deliver volume production in a timely manner, we may not qualify our products and may need to deliver lower margin, older products than required in order to meet our customers’ demands. In such case, our business, financial condition and operating results would be adversely affected. In addition, continuing developments in technology cause a need for us to continuously manage product transitions, including a need to qualify new products or qualify improvements to existing products. Accordingly, if we are unable to manage a product transition effectively, including the introduction, production or qualification of any new products or product improvements, our business and results of operations could be negatively affected.

Because we are substantially dependent on desktop computer drive sales, a decrease in the demand for desktop computers could reduce demand for our products.
      Our revenue growth and profitability depend significantly on the overall demand for desktop computers and related products and services. Because we sell a significant portion of our products to the desktop segment of the personal computer industry, we will be affected more by changes in market conditions for desktop computers than a company with a broader range of products. End-user demand for the computer systems that contain our hard disk drives has historically been subject to rapid and unpredictable fluctuations. Demand in general for our products may be reduced by the shift to smaller form factor rigid disk drives caused by increased sales of notebook computers. Any decrease in the demand for desktop computers could reduce the demand for our products, harming our business, financial condition and operating results.

The loss of one or more significant customers or a decrease in their orders of products would cause our revenues to decline.
      We sell most of our products to a limited number of customers. For the fiscal year ended December 25, 2004, although none of our customers accounted for 10% or greater of our total revenue, our top five customers accounted for approximately 35.5% of our revenue. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue, and the proportion of our revenue from these customers could continue to increase in the future. These customers have a wide variety of suppliers to choose from and therefore can make substantial demands on us. Even if we successfully qualify a product for a given customer, the customer generally will not be obligated to purchase any minimum volume of product from us and generally will be able to terminate its relationship with us at any time. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, our business, financial condition and operating results could suffer. Mergers, acquisitions, consolidations or other significant transactions involving our significant customers may adversely affect our business and operating results.

Our efforts to improve operating efficiencies through restructuring activities may not be successful, and the actions we take to this end could limit our ability to compete effectively.
      We have taken, and continue to take, various actions to attempt to improve operating efficiencies at Maxtor through restructuring. These activities have included closures and transfers of facilities and significant personnel reductions. For example, in our third fiscal quarter of 2004, we transitioned our manufacturing of our server products from MKE to our facilities in Singapore, began volume shipments of some of our desktop products from our new manufacturing plant in Suzhou, China and completed a reduction in force that affected approximately 377 positions and involved the closures of certain facilities. In the fourth quarter of 2004 we announced plans to reduce our U.S. headcount by up to 200 persons in 2005, to move manufacturing of additional desktop products from Singapore to China, consolidating our Singapore manufacturing into one facility by the end of 2005, and plans to relocate the majority of our media production to Asia starting in 2006.

We continue to look at opportunities for further cost reductions, which may result in additional restructuring activities in the future. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Many factors, including reduced sales volume and average selling prices, which have impacted gross margins in the past, and the addition of, or increase in, other operating expenses, may offset some or all of our anticipated or estimated savings. Moreover, the reduction of personnel and closure and transfers of facilities may result in disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations. Each of the above measures could have long-term adverse effects on our business by reducing our pool of technical talent, decreasing our employee morale, disrupting our production schedules or impacting the quality of products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could adversely affect our business and operating results.

If we do not expand into new hard drive markets, our revenues will suffer.
      To remain a significant supplier of hard disk drives to major manufacturers of personal computers and Intel-based servers, we will need to offer a broad range of hard disk drive products to our customers. Although almost all of our current products are designed for the desktop computer and the Intel-based server markets, demand in these markets may shift to products we do not offer or volume demand may shift to other markets. Such markets may include laptop computers or handheld consumer products, which none of our products currently serves. Many other hard disk drives suppliers compete in these additional parts of the market, including Cornice, Inc., Fujitsu, Hitachi Global Storage, GS Magicstor Inc., Samsung, Seagate Technology, Toshiba and Western Digital, and because these competitors compete in a broader range of the market, they may not be as impacted by declines in demand or average selling prices in desktop products. Improvements in areal density and increases in sales of notebook computers are resulting in a shift to smaller form factor rigid disk drives for an expanding number of applications, including enterprise storage, personal computers and consumer electronic devices. We will need to successfully develop and manufacture new products that address additional hard disk drive market markets or competitors’ technology or feature development to remain competitive in the hard disk drive industry. We recently delayed our planned introduction of a 2.5-inch product by canceling our 2.5-inch development program and although we are accelerating our development efforts in the small form factor market there can be no assurance that we will successfully develop and introduce a small form factor product in a timely fashion. If we do not suitably adapt our technology and product offerings to successfully develop and introduce additional smaller form factor rigid disk drives, we may not be able to effectively compete and our business may suffer. Products using alternative technologies, such as optical storage, semiconductor memory and other storage technologies, may also compete with hard disk drive products in such markets.

If we do not successfully introduce new products or experience product quality problems, our revenues will suffer.
      While we continually develop new products, the success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. We cannot assure you that we will avoid technical or other difficulties that could delay or prevent the successful development, introduction or marketing of new hard disk drives. Any failure to successfully develop and introduce new products for our existing customers, or any quality problems with newly introduced products, could result in loss of customer business or require us to deliver older, lower margin product not targeted effectively to customer requirements, which in turn could adversely affect our business, financial condition and operating results.

If we fail to develop and maintain relationships with our key distributors, if we experience problems associated with distribution channels, or if our key distributors favor our competitors’ products over ours, our operating results could suffer.
      We sell a significant amount of our hard disk drive products through a limited number of key distributors. If we fail to develop, cultivate and maintain relationships with our key distributors, or if these distributors are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. As our sales through these distribution channels continue to increase, we may experience problems typically associated with these distribution channels such as unstable pricing, increased return rates and other logistical difficulties. Our distributors also sell products manufactured by our competitors. If our distributors favor our competitors’ products over our products for any reason, they may fail to market our products effectively or continue to devote the resources necessary to provide us with effective sales and, as a result, our operating results could suffer.

Our customers have adopted a subcontractor model that increases our credit risk and could result in an increase in our operating costs.
      Our significant OEM customers have a subcontractor model that requires us to contract directly with companies that provide manufacturing services for personal computer manufacturers. This exposes us to increased credit risk because these subcontractors are generally not as well capitalized as personal computer manufacturers, and our agreements with our customers may not permit us to increase our prices to compensate for this increased credit risk. Any credit losses would increase our operating costs, which could cause our operating results to suffer. Moreover, the subcontractor will often negotiate for lower prices than have been agreed with the OEM customer, resulting in reduced profits to us.

If we fail to match production with product demand or to manage inventory, our operating results could suffer.
      We base our inventory purchases and commitments on forecasts from our customers, who are not obligated to purchase the forecast amounts. If actual orders do not match our forecasts, or if any products become obsolete between order and delivery time, we may have excess or inadequate inventory of our products. In addition, our significant OEM customers have adopted build-to-order manufacturing models, just-in-time inventory management processes or customized product features that require us to maintain inventory at or near the customer’s production facility. These policies have complicated inventory management strategies that make it more difficult to match manufacturing plans with projected customer demand and cause us to carry inventory for more time and to incur additional costs to manage inventory which could cause our operating results to suffer. If we fail to manage inventory of older products as we or our competitors introduce new products with higher areal density, we may have excess inventory. Excess inventory could materially adversely affect our operating results and cause our operating results to suffer.

We are subject to new environmental legislation enacted by the European Union, if we do not comply our sales could be adversely impacted.
      The European Union has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“RoHS”). RoHS prohibits the use of certain substances, including lead, in certain products, including hard disk drives, sold after July 1, 2006. We will need to ensure that we can manufacture compliant products, and that we can be assured a supply of compliant components from suppliers. If we fail to timely provide RoHS compliant products, our European customers may refuse to purchase our products, and our business, financial condition and operating results could suffer.

Because we purchase a significant portion of our parts from a limited number of third party suppliers, we are subject to the risk that we may be unable to acquire quality components in a timely manner, and these component shortages could result in delays of product shipments and damage our business and operating results.
      We depend on a limited number of qualified suppliers for components and subassemblies, including recording heads, media and integrated circuits. Currently, we purchase recording heads from two sources, digital signal processors/controllers from one source and spin/servo integrated circuits from two sources. We are in the process of developing a two-vendor supply strategy for digital signal processors/controllers, but we cannot assure you that such a transition would be successful or that the resulting model would be more effective than our current one-vendor model. Our primary media supplier, MMC, is a division of Maxtor, but cannot supply all of our media needs, and therefore we are still required to purchase approximately 50% of our media from an outside source. If one or more of our suppliers who provide sole or limited source components encounters business difficulties or ceases to sell components to us for any reason, we could have immediate shortages of supply for those components. If we cannot obtain sufficient quantities of high-quality parts when needed, product shipments would be delayed and our business, financial condition and operating results could suffer. We cannot assure you that we will be able to obtain adequate supplies of critical components in a timely and economic manner, or at all.

We purchase most of our components from third party suppliers, and may have higher costs or more supply chain risks than our competitors who are more vertically integrated.
      Unlike some of our competitors, we do not manufacture any of the parts used in our products other than about 50% of our media needs, which are manufactured by our division, MMC. Instead, our products incorporate parts and components designed by and purchased from third party suppliers. As a result, the success of our products depends on our ability to gain access to and effectively integrate parts and components that use leading-edge technology. To do so we must effectively manage our relationships with our strategic component suppliers. We must also effectively integrate different products from a variety of suppliers and manage difficult scheduling and delivery problems and in some cases we must incur higher delivery costs for components than incurred by our competitors.
      Some required parts may be periodically in short supply. As a result, we will have to allow for significant ordering lead times for some components. Furthermore, in the event that these suppliers cannot qualify to new leading-edge technology specifications, our ramp up of production for the new products will be delayed, reducing opportunities to lower component and manufacturing costs and lengthening product life cycles. In addition, we may have to pay significant cancellation charges to suppliers if we cancel orders for components because we reduce production due to market oversupply, reduced demand, transition to new products or technologies or for other reasons. We order the majority of our components on a purchase order basis and we have limited long-term volume purchase agreements with only some of our existing suppliers. If we are unable to successfully manage the access to and integration of parts obtained from third party suppliers, our business, financial condition and operating results could suffer.

If we encounter any problems in qualifying our new China manufacturing facility for production with any of our major OEM customers, or we have difficulties with transition of manufacturing to China or a disaster occurs at one of our plants, our business, financial condition and operating results could suffer.
      Our Maxtor-owned facilities in Singapore and China are our only current sources of production for our hard disk drive products. Our division, MMC, manufactures about 50% of our media needs out of its facilities in California. Our new manufacturing facility in China is intended to provide us with a low-cost manufacturing facility. The China facility has begun volume shipments, has begun to ramp production and has been qualified for production by most of our OEM customers. We are planning to transition the manufacturing of more desktop products from Singapore to China during 2005. To successfully expand our China manufacturing operation, we need to recruit and hire a substantial number of employees, including both direct labor and key management personnel in China. Any delay or difficulty in qualifying our China facility’s production of various products with our customers, or any difficulties or delay in recruiting, hiring or training personnel in

China, could interfere with the planned ramp in production at the facility, which could harm our business, financial condition and operating results. We are also planning to consolidate our manufacturing in Singapore into one facility by early 2006 and to relocate the majority of our media production to Asia starting in 2006. Any difficulties or delays encountered in these transitions may adversely impact our business. In addition, a tsunami, flood, earthquake, political instability, act of terrorism or other disaster or condition in Singapore or China that adversely affects our facilities or ability to manufacture our hard disk drive products could significantly harm our business, financial condition and operating results.

We are subject to risks related to product defects, which could subject us to warranty claims in excess of our warranty provision or which are greater than anticipated due to the unenforceability of liability limitations.
      Our products may contain defects. We generally warrant our products for one to five years. The standard warranties used by us and Quantum HDD contain limits on damages and exclusions of liability for consequential damages and for negligent or improper use of the products. We establish a warranty provision at the time of product shipment in an amount equal to estimated warranty expenses. We may incur additional operating expenses if these steps do not reflect the actual cost of resolving these issues, and if any resulting expenses are significant, our business, financial condition and results of operations will suffer.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate in the future.
      Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Our future performance will depend on many factors, including:

•	the average selling price of our products;

•	fluctuations in the demand for our products as a result of the seasonal nature of the desktop computer industry and the markets for our customers’ products, as well as the overall economic environment;

•	market acceptance of our products;

•	our ability to qualify our products successfully with our customers;

•	changes in purchases by our primary customers, including the cancellation, rescheduling or deferment of orders;

•	changes in product and customer mix;

•	actions by our competitors, including announcements of new products or technological innovations;

•	our ability to execute future product development and production ramps effectively;

•	the availability, and efficient use, of manufacturing capacity;

•	our ability to retain key personnel;

•	our inability to reduce a significant portion of our fixed costs due, in part, to our ongoing capital expenditure requirements; and

•	our ability to procure and purchase critical components at competitive prices.
      Many of our expenses are relatively fixed and difficult to reduce or modify. The fixed nature of our operating expenses will magnify any adverse effect of a decrease in revenue on our operating results. Because of these and other factors, period to period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline. Our ability to predict demand for our products and our financial results for current and future periods may be affected by economic conditions. This may adversely affect both our ability to adjust production volumes and expenses and our ability to provide the financial markets with forward-looking information.

We face risks from our substantial international operations and sales.
      We conduct most of our manufacturing and testing operations and purchase a substantial portion of our key parts outside the United States. In particular, currently manufacturing operations for our products are concentrated in Singapore and China, where our principal manufacturing operations are located. Such concentration of operations in Singapore and China will likely magnify the effects on us of any disruptions or disasters relating to those countries. In addition, we also sell a significant portion of our products to foreign distributors and retailers. As a result, we will be dependent on revenue from international sales. Inherent risks relating to our overseas operations include:

•	difficulties with staffing and managing international operations;

•	transportation and supply chain disruptions and increased transportation expense as a result of epidemics, terrorist activity, acts of war or hostility, increased security and less developed infrastructure;

•	economic slowdown and/or downturn in foreign markets;

•	international currency fluctuations;

•	political and economic uncertainty caused by epidemics, terrorism or acts of war or hostility;

•	legislative and regulatory responses to terrorist activity such as increased restrictions on cross-border movement of products and technology;

•	legislative, regulatory, police, or civil responses to epidemics or other outbreaks of infectious diseases such as quarantines, factory closures, or increased restrictions on transportation or travel;

•	general strikes or other disruptions in working conditions;

•	labor shortages;

•	political instability;

•	changes in tariffs;

•	generally longer periods to collect receivables;

•	unexpected legislative or regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

•	significant unexpected duties or taxes or other adverse tax consequences;

•	difficulty in obtaining export licenses and other trade barriers;

•	seasonality;

•	increased transportation/shipping costs;

•	credit and access to capital issues faced by our international customers; and

•	compliance with European Union directives implementing strict mandates on electronic equipment waste and ban the use of certain materials in electronic manufacturing.
      The specific economic conditions in each country impact our international sales. For example, our international contracts are denominated primarily in U.S. dollars. Significant downward fluctuations in currency exchange rates against the U.S. dollar could result in higher product prices and/or declining margins and increased manufacturing costs. In addition, we attempt to manage the impact of foreign currency exchange rate changes by entering into short-term, foreign exchange contracts. If we do not effectively manage the risks associated with international operations and sales, our business, financial condition and operating results could suffer.

Our operations and prospects in China are subject to significant political, economic and legal uncertainties.
      Our new manufacturing plant in China began volume shipments in the second half of 2004. We also intend to expand our presence in the distribution channels serving China. Our business, financial condition and operating results may be adversely affected by changes in the political, social or economic environment in China. Under its current leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies or that such policies will not be significantly altered from time to time without notice. In addition, Chinese credit policies may fluctuate from time to time without notice and this fluctuation in policy may adversely impact our credit arrangements. Any changes in laws and regulations, or their interpretation, the imposition of surcharges or any material increase in Chinese tax rates, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our ability to conduct business and operate our planned manufacturing facility in China. Chinese policies toward economic liberalization, and, in particular, policies affecting technology companies, foreign investment and other similar matters could change. In addition, our business and prospects are dependent upon agreements and regulatory approval with various entities controlled by Chinese governmental instrumentalities. Our operations and prospects in China would be materially and adversely affected by the failure of such governmental entities to grant necessary approvals or honor existing contracts. If breached, any such contract might be difficult to enforce in China.
      The legal system of China relating to corporate organization and governance, foreign investment, commerce, taxation and trade is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our business ventures in China are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important financial and operational information regarding these ventures. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and operating results. Further, our intellectual property protection measures may not be sufficient to prevent misappropriation of our technology in China. The Chinese legal system does not protect intellectual property rights to the same extent as the legal system of the United States and effective intellectual property enforcement may be unavailable or limited. If we are unable to adequately protect our proprietary information and technology in China, our business, financial condition and operating results could be materially adversely affected.

We may need additional capital in the future which may not be available on favorable terms or at all.
      Our business is capital intensive and we may need more capital in the future. Our future capital requirements will depend on many factors, including:

•	the rate of our sales growth;

•	the level of our profits or losses;

•	the timing and extent of our spending to expand manufacturing capacity, support facilities upgrades and product development efforts;

•	the timing and size of business or technology acquisitions;

•	the timing of introductions of new products and enhancements to our existing products; and

•	the length of product life cycles.
      If we require additional capital it is uncertain whether we will be able to obtain additional financing on favorable terms, if at all. Further, if we issue equity securities in connection with additional financing, our stockholders may experience dilution and/or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services in a timely manner, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements or may be forced to limit the number of products and services we offer, any of which could seriously harm our business.

We significantly increased our leverage as a result of the sale of the 6.8% convertible senior notes.
      In connection with our sale of the 6.8% convertible senior notes (the “Notes”) on May 7, 2003, we incurred $230 million of indebtedness, set to mature in April 2010. We will require substantial amounts of cash to fund semi-annual interest payments on the Notes, payment of the principal amount of the Notes upon maturity (or earlier upon a mandatory or voluntary redemption or if we elect to satisfy a conversion of the Notes, in whole or in part, with cash rather than shares of our common stock), as well as future capital expenditures, investments and acquisitions, payments on our leases and loans, and any increased working capital requirements. If we are unable to meet our cash requirements out of available funds, we may need be to obtain alternative financing, which may not be available on favorable terms or at all. The degree to which we are financially leveraged could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements would be significantly reduced. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, some of which are beyond our control. If we do not generate sufficient cash flow from operations to repay the Notes at maturity, we could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations under the Notes or the indenture could cause a default under agreements governing our other indebtedness.

Any failure to adequately protect and enforce our intellectual property rights could harm our business.
      Our protection of our intellectual property is limited. For example, we have patent protection on only some of our technologies. We may not receive patents for our pending or future patent applications, and any patents that we own or that are issued to us may be invalidated, circumvented or challenged. In the case of products offered in rapidly emerging markets, such as consumer electronics, our competitors may file patents more rapidly or in greater numbers resulting in the issuance of patents that may result in unexpected infringement assertions against us. Moreover, the rights granted under any such patents may not provide us with any competitive advantages. Finally, our competitors may develop or otherwise acquire equivalent or superior technology. We also rely on trade secret, copyright and trademark laws as well as the terms of our contracts to protect our proprietary rights. We may have to litigate to enforce patents issued or licensed to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief. We may have to obtain licenses of other parties’ intellectual property and pay royalties. If we are unable to obtain such licenses, we may have to stop production of our products or alter our products. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our remedies in these countries may be inadequate to protect our proprietary rights. Any failure to enforce and protect our intellectual property rights could harm our business, financial condition and operating results.

We are subject to existing claims relating to our intellectual property which are costly to defend and may harm our business.
      Prior to our acquisition of the Quantum HDD business, we, on the one hand, and Quantum and MKE, on the other hand, were sued by Papst Licensing, GmbH, a German corporation, for infringement of a number of patents that relate to hard disk drives. Papst’s complaint against Quantum and MKE was filed on July 30, 1998, and Papst’s complaint against Maxtor was filed on March 18, 1999. Both lawsuits, filed in the United States District Court for the Northern District of California, were transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the Eastern District of Louisiana for coordinated pre-trial proceedings with other pending litigations involving the Papst patents (the “MDL Proceeding”). The matters will be transferred back to the District Court for the Northern District of California for trial. Papst’s infringement allegations are based on spindle motors that Maxtor and Quantum purchased from third party motor vendors, including MKE, and the use of such spindle motors in hard disk drives. We purchased the overwhelming majority of the spindle motors used in our hard disk drives from vendors that were licensed under the Papst patents. Quantum purchased many spindle motors used in its hard disk drives from vendors that were not licensed under the Papst patents, including MKE. As a result of our acquisition of the Quantum HDD business, we assumed Quantum’s potential liabilities to Papst arising from the patent infringement allegations Papst asserted against Quantum. We filed a motion to substitute Maxtor for Quantum in this litigation. The motion was denied by the Court presiding over the MDL Proceeding, without prejudice to being filed again in the future.
      In February 2002, Papst and MKE entered into an agreement to settle Papst’s pending patent infringement claims against MKE. That agreement includes a license of certain Papst patents to MKE, which might provide Quantum, and thus us, with additional defenses to Papst’s patent infringement claims.
      On April 15, 2002, the Judicial Panel on Multidistrict Litigation ordered a separation of claims and remand to the District of Columbia of certain claims between Papst and another party involved in the MDL Proceeding. By order entered June 4, 2002, the court stayed the MDL Proceeding pending resolution by the District of Columbia court of the remanded claims. These separated claims relating to the other party are currently proceeding in the District Court for the District of Columbia.
      The results of any litigation are inherently uncertain and Papst may assert other infringement claims relating to current patents, pending patent applications, and/or future patent applications or issued patents. Additionally, we cannot assure you we will be able to successfully defend ourselves against this or any other Papst lawsuit. Because the Papst complaints assert claims to an unspecified dollar amount of damages, and because we were at an early stage of discovery when the litigation was stayed, we are unable to determine the possible loss, if any, that we may incur as a result of an adverse judgment or a negotiated settlement. A favorable outcome for Papst in these lawsuits could result in the issuance of an injunction against us and our products and/or the payment of monetary damages equal to a reasonable royalty. In the case of a finding of a willful infringement, we also could be required to pay treble damages and Papst’s attorney’s fees. The litigation could result in significant diversion of time by our technical personnel, as well as substantial expenditures for future legal fees. Accordingly, although we cannot currently estimate whether there will be a loss, or the size of any loss, a litigation outcome favorable to Papst could have a material adverse effect on our business, financial condition and operating results. Management believes that it has valid defenses to the claims of Papst and is defending this matter vigorously.

If Quantum incurs non-insured tax liabilities as a result of its separation of Quantum HDD from Quantum Corporation in connection with our acquisition of the Quantum HDD business, our financial condition and operating results could be negatively affected.
      In connection with our acquisition of the Quantum HDD business, we agreed to indemnify Quantum for the amount of any tax payable by Quantum as a result of the separation of the Quantum HDD business from Quantum Corporation (referred to as a “split-off”) to the extent such tax is not covered by insurance, unless imposition of the tax is the result of Quantum’s actions, or acquisitions of Quantum stock, after the transaction. The amount of the tax not covered by insurance could be substantial. In addition, if it is determined that Quantum owes federal or state tax as a result of the transaction and the circumstances giving rise to the tax are covered by our indemnification obligations, we will be required to pay Quantum the amount of the tax at that time, whether or not reimbursement may be allowed under the insurance policy. Even if a claim is available, made and pending under the tax opinion insurance policy, there may be a substantial period after we pay Quantum for the tax before the outcome of the insurance claim is finally known, particularly if the claim is denied by the insurance company and the denial is disputed by us and/or Quantum. Moreover, the insurance company could prevail in a coverage dispute. In any of these circumstances, we would have to either use our existing cash resources or borrow money to cover our obligations to Quantum. In either case, our payment of the tax, whether covered by insurance or not, could harm our business, financial condition, operating results and cash flows.

The loss of key personnel could harm our business.
      Our success depends upon the continued contributions of our executives and other key employees, many of whom would be extremely difficult to replace. The loss of the services of one or more of our key senior executive officers could also affect our ability to successfully implement our business objectives which could slow the growth of our business and cause our operating results to decline. Like many other technology companies, we have implemented workforce reductions that in some cases resulted in the termination of key employees who have substantial knowledge of our business. In addition, we have experienced significant turnover of our senior management over the last two years. These and any future workforce reductions may also adversely affect the morale of, and our ability to retain, employees who have not been terminated, which may result in the further loss of key employees. We do not have key person life insurance on any of our personnel. Worldwide competition for experienced executives and finance personnel and other skilled employees in the hard disk drive industry is extremely intense. If we are unable to retain existing employees or to hire and integrate new employees, our business, financial condition and operating results could suffer. In addition, companies in the hard disk drive industry whose employees accept positions with competitors often claim that the competitors have engaged in unfair hiring practices. We may be the subject of such claims in the future as we seek to hire qualified personnel and we could incur substantial costs defending ourselves against those claims.

We have experienced significant turnover of senior management, our current executive management team has been together for a limited time and we are continuing to hire new senior executives, and these changes may impact our ability to develop strategic plans or to execute effectively on our business objectives, which could adversely impact our business and operating results.
      Throughout 2003 and 2004, we announced a series of changes in our management that included the departure of many senior executives and appointment of a number of the members of our current senior management team. We have had three chief executive officers and five chief financial officers since the beginning of 2003. Many of our senior executives joined us in late 2004, and we may continue to make additional changes to our senior management team. Both our Chief Executive Officer Dr. C.S. Park and our President and Chief Operating Officer Michael Wingert were appointed in November 2004, though each had served us in different capacities since the mid-90s. Our Chief Financial Officer Duston Williams was appointed in December 2004. Our Executive Vice President, Operations Fariba Danesh was appointed in September 2004. Our Senior Vice President, Worldwide Sales Kurt Richarz was promoted to this position in February 2005, although he has served in senior sales executive positions with the Company since July 2002. Because of these changes, our current senior executive team has not worked together as a group for a significant length of time. If our new management team is unable to work together effectively to implement our strategies and manage our operations and accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be severely impaired.

We could be subject to environmental liabilities which could increase our expenses and harm our business, financial condition and results of operations.
      Because of the chemicals we use in our manufacturing and research operations, we are subject to a wide range of environmental protection regulations in the United States, Singapore and China. While we do not believe our operations to date have been harmed as a result of such laws, future regulations may increase our expenses and harm our business, financial condition and results of operations. Even if we are in compliance in all material respects with all present environmental regulations, in the United States environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. If we have to make significant capital expenditures or pay significant expense in connection with future remedial actions or to continue to comply with applicable environmental laws, our business, financial condition and operating results could suffer.
      On January 27, 2003, the European Union adopted the Waste Electrical and Electronic Equipment Directive (“WEEE”) The WEEE directive will alter the manner in which electronic equipment is handled in the European Union. Ensuring compliance with the WEEE directive could result in additional costs and disruption to operations and logistics and thus, could have a negative impact on our business, operations and financial condition. The directive will be phased-in gradually, with most obligations becoming effective on August 13, 2005.

The market price of our common stock fluctuated substantially in the past and is likely to fluctuate in the future as a result of a number of factors, including the release of new products by us or our competitors, the loss or gain of significant customers or changes in stock market analysts’ estimates.
      The market price of our common stock and the number of shares traded each day have varied greatly. Such fluctuations may continue due to numerous factors, including:

•	quarterly fluctuations in operating results;

•	announcements of new products by us or our competitors such as products that address additional hard disk drive markets;

•	gains or losses of significant customers;

•	changes in stock market analysts’ estimates;

•	The presence of short-selling of our common stock;

•	sales of a high volume of shares of our common stock by our large stockholders;

•	events affecting other companies that the market deems comparable to us;

•	general conditions in the semiconductor and electronic systems industries; and

•	general economic conditions in the United States and abroad.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
      Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, in February 2005 the Company determined that two purchase accounting entries recorded in connection with the 2001 acquisition of the Quantum HDD business required correction. The first correction related to the fact that at the time of the acquisition, sufficient deferred tax assets were available to offset the $196.5 million deferred tax liability recorded as part of the acquisition and accordingly a reduction in the Company’s deferred tax asset valuation allowance should have been recorded rather than recognition of additional goodwill. The second correction related to the reversal of $13.8 million of a restructuring reserve associated with the acquisition to reflect discounting to present value of liabilities associated with such accrual. These errors were first discovered and brought to the attention of management by PricewaterhouseCoopers LLP in connection with their work on the audit for fiscal 2004. The Company restated its consolidated financial statements for each of the three years in the period ended December 27, 2003 by filing a Form 10-K/ A for the year ended December 27, 2003 to correct these errors.
      The Company also recorded two adjustments identified by PricewaterhouseCoopers LLP in connection with their interim review of the Company’s third fiscal quarter of 2004 results and the preparation of the Form 10-Q for such quarter. These adjustments addressed the fact that the Company’s severance accrual computations omitted future severance payments for certain personnel who had been notified of termination under the Company’s announced restructuring plan and also the fact that the Company had failed to apply the appropriate discount rate to the facility accrual associated with the Company’s restructuring activities. The impact of these two adjustments did not require the restatement of any of the Company’s financial statements.
      Further, in connection with the preparation of the Company’s interim financial statements for the quarter ended April 2, 2005, the Company’s accounting and finance staff, in reviewing certain complex, non-routine transactions in remediation for the material weakness in internal controls over financial reporting as of December 25, 2004, determined that certain lease accounting entries originally recorded in April 2001 were in error. The Company initially identified two separate adjustments. The first adjustment related to the incorrect determination of the fair value of the adverse lease obligations of certain leases assumed in connection with the Quantum HDD acquisition (the “Adverse Leases”). The second adjustment related to the incorrect application of the straight line expense methodology for lease entered into in April 2001 unrelated to the Quantum acquisition (the “Straight Line Lease”). Upon further analysis, two additional adjustments were identified by the Company’s registered independent public accountants relating to the Adverse Leases. The additional errors relate to the incorrect determination of the fair value of the Adverse Leases assumed and the corresponding impact on lease amortization expense for the Adverse Leases over the remaining lease term. The liability for the Adverse Leases was overstated, resulting in a corresponding overstatement of goodwill. The reduction of the liability for these Adverse Leases to their fair value at time of acquisition had the effect of increasing the amount of the corresponding rent expense for the Adverse Leases over the remaining lease term. The adjustments were not material to any individual prior year or interim reporting period; however, under relevant Securities and Exchange Commission accounting interpretations, a restatement of the financial statements for such prior periods to correct immaterial misstatements therein is required if the aggregate correcting adjustment related to such errors would be material to the financial statements of the period in which the adjustment was identified. Accordingly, the Company restated its consolidated financial statements for the years ended December 28, 2002, December 27, 2003 and December 25, 2004 and the related financial information for those years as well as for the year ended December 31, 2001 to reflect these corrections, as the adjustment would be material if recorded in the interim financial statements for the quarter ended April 2, 2005.
      The ineffective control over the application of generally accepted accounting principles in relation to complex, non-routine transactions in the financial reporting process could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. As a result, management has determined that this control deficiency constituted a material weakness as of December 25, 2004. Because of the material weakness described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 25, 2004, based on criteria in Internal Control — Integrated Framework issued by the COSO.
      In addition, in connection with the Company’s preparation of its April 2005 financial statements, the Company’s accounting and finance staff discovered that the part of a single journal entry that had been properly prepared, reviewed and approved that recorded the $2 million effect on inventory and cost of goods sold of a March 2005 deferral of revenue for in-transit inventory (FOB destination) had been recorded in reverse. Although the adjustment was not material to inventory or cost of goods sold reported for the period, it was material to the net loss and net loss per share previously reported for the period. Accordingly, the

Company restated its unaudited interim financial statements for the period ended April 2, 2005 to reflect these corrections.
      The data entry error was detected in the April 2005 close due to the discrepancy between the cost of goods sold reported for the month and forecast. Two controls failed to detect the error in March 2005. The accuracy of data entry of the part of a journal entry pertaining to the inventory and cost of goods sold impact was not checked due to a failure to communicate the responsibility for such review to a replacement staff person responsible for such review. Further, the data entry error was not apparent in the reconciliation analysis conducted in connection with the March 2005 close due to a significant number of fluctuations in cost of goods sold accounts that month that effectively masked the small (relative to the dollar amounts of the relevant accounts being reviewed) fluctuation caused by the data entry error.
      The ineffective control over the accuracy of data entry of the single journal entry for the inventory and cost of goods sold impact of in-transit inventory due to a human error in the failure to communicate the responsibility for such review of the posting of the single journal entry to a replacement staff person responsible for such review in the financial reporting process, together with the failure of the secondary control to detect the data entry error, resulted in the restatement of the Company’s consolidated financial statements for the quarter ended April 2, 2005. Additionally, this control deficiency could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. As a result, management determined that this control deficiency constituted a material weakness in the Company’s internal control over financial reporting as of April 2, 2005.
      Any failure to implement and maintain the improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to improve our internal controls to address these identified weaknesses could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and proposed changes in accounting for equity compensation could adversely affect earnings.
      We have historically used stock options and other forms of equity-related compensation as key components of our total employee compensation program in order to align employees’ interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In recent periods, many of our employee stock options have had exercise prices in excess of our stock price, which could affect our ability to retain or attract present and prospective employees. In addition, the Financial Accounting Standards Board and other agencies have proposed changes to accounting principles generally accepted in the United States that would require Maxtor and other companies to record a charge to earnings for employee stock option grants and other equity incentives. Moreover, new regulations implemented by the New York Stock Exchange (“NYSE”) prohibiting NYSE member organizations from giving a proxy to vote on equity-compensation plans unless the beneficial owner of the shares has given voting instructions could make it more difficult for us to grant options to employees in the future. To the extent that new regulations make it more difficult or expensive to grant options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

Anti-takeover provisions in our certificate of incorporation could discourage potential acquisition proposals or delay or prevent a change of control.
      We have a number of protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover is in our best interests and that of our stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock. These provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

USE OF PROCEEDS
      We will not receive any proceeds from the rescission offer.
OUR RESCISSION OFFER
Background
      We are offering to repurchase 4,275,668 shares of our common stock from persons who purchased those shares from our 1998 Employee Stock Purchase Plan, which we refer to as our “ESPP,” that may not have been exempt from registration or qualification under the Securities Act of 1933 (“Securities Act”). As a result, we may have failed to comply with the registration or qualification requirements of federal securities laws. This offer is being made to persons that purchased common stock from our ESPP on August 16, 2004 and February 15, 2005, which we refer to as the “Offering Dates.” We used the proceeds from these sales for general corporate purposes. Up to 3,709 of our stockholders will receive the rescission offer. Our directors did not participate in the ESPP and therefore are not eligible to participate in the rescission offer. Our current executive officers who participated in the ESPP will not participate in the rescission offer.
      Our Board of Directors has approved this rescission offer in order to limit any contingent liability we may have as a result of possible noncompliance with applicable federal registration requirements in connection with the offer or sale of common stock from our ESPP. Generally, the statute of limitations for non-compliance with the requirement to register securities under the Securities Act is one year. Accordingly, the shares that were purchased pursuant to our ESPP at the offering dates of August 16, 2004 and February 15, 2005 are subject to rescission under the federal securities laws.
Rescission Offer and Price
      Because the sale of our common stock through the ESPP, as described above, may not have complied with the federal securities laws the purchasers of those shares may be able to assert claims against us. In an effort to reduce the risk of claims being made against us in the future or if made, the amount of potential liability, we are offering to rescind the purchase of these shares. Our rescission offer is not a waiver by us of any applicable statutes of limitations. If our rescission offer is accepted in full, the aggregate purchase price, excluding interest is estimated to be approximately $13.5 million. In the event the rescission offer is accepted in full or in part, we do not believe our business or financial condition would be materially adversely affected. In addition, we do not believe acceptance would have a material impact on the market value of our remaining securities.
      If you continue to hold shares subject to this rescission offer, and you accept our rescission offer, we will repurchase the shares at the initial price per share paid plus interest at eight percent (8%) per annum from the date of purchase until the rescission offer expires. If you sold the shares subject to this rescission offer at a loss, and accept our rescission offer, we will pay an amount equal to the initial price paid per share, less the proceeds from the sale of such shares, plus interest at eight percent (8%) per annum. For eligible shares sold prior to this rescission offer, interest will be paid on (i) the amount originally paid for the shares from the date of purchase until the date of sale, and (ii) on the loss realized from the date of sale through the date the rescission offer expires. In both situations, interest will accrue on a monthly basis. The repurchase price for shares subject to this rescission offer is $3.19 per share for purchases made on August 16, 2004, and $3.15 per share for purchases made on February 15, 2005.
      Federal law does not mandate that interest be paid in this rescission offer nor does it provide a specific interest rate to be used in this regard. However, most states require interest be paid in connection with offerings comparable to our rescission offer at defined statutory rates. A large percentage of the persons that are eligible to accept our rescission offer resided in Colorado, California, and Massachusetts; states where we have a large domestic presence. The statutory rates for rescission offers in Colorado is eight percent (8%), in California it is seven percent (7%) and in Massachusetts it is six percent (6%). In the absence of a required federal rate of interest and based on the large concentration of rescission offerees residing in Colorado,

California, and Massachusetts, we have elected to provide for an interest rate of eight percent (8%) per annum.
      The above discussion relates primarily to your potential rescission rights and does not address in detail the antifraud provisions of applicable federal securities laws or rights under state securities laws, common law or equity. The purchases subject to this rescission offer were made by residents of Arizona, California, Colorado, Connecticut, Florida, Georgia, Massachusetts, Maine, Montana, North Carolina, Nebraska, New Hampshire, New Jersey, New York, Ohio, Rhode Island, South Dakota and Texas. We believe that all sales of shares of our common stock which are the subject of this rescission offer were exempt from registration or qualification under the laws of such states and that no violation of state securities laws occurred in connection with such sales. Furthermore, we believe that this rescission offer is exempt from registration under the laws of such states and thus need not comply with the laws of such states regulating such offers. Thus, we do not make any representation as to the compliance of this rescission offer with state law. However, under state law, acceptance or rejection of the rescission offer may preclude you from maintaining an action against us in connection with the shares of common stock purchased at the Offering Dates. You may wish to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the rescission offer.
      While no assurance can be given as to the level at which the common stock will trade in the future, persons entitled to our rescission offer should consider that on July 5, 2005, the closing sale price for our common stock was $5.30 per share. Persons entitled to our rescission offer are urged to obtain current quotations of the market price of our common stock on the NYSE, under the symbol, “MXO.”
      Based upon the per share price of shares purchased through the ESPP since August 16, 2004, the payment to be received with respect to all shares subject to rescission would be less than $5.30 per share (the last sale price of our common stock as reported by the NYSE on July 5, 2005). As a result, current holders of the shares may sell their shares in the open market at prices higher than the price we are offering to pay in this rescission offer and we therefore expect that many recipients of this offer will not elect rescission.
Acceptance
      You may accept our rescission offer, either in whole or in part by:

•	completing and signing the Rescission Election Form accompanying this prospectus, and

•	if you have physical possession of stock certificates purchased from the ESPP at the Offering Dates, delivering the certificates representing the shares being repurchased to us on or before the close of business on August , 2005.
All acceptances of the rescission offer will be deemed to be effective on the expiration date of the rescission offer. Unless you accept the rescission offer before the expiration date, your right to accept the rescission offer will terminate. You can revoke your acceptance or rejection of our rescission offer prior to the expiration date. You can do this by completing and submitting a new Rescission Election Form that is received by us prior to the expiration date.
      Persons that have already sold shares subject to our rescission offer must enclose with the Rescission Election Form proof reasonably satisfactory to us evidencing the bona fide sale of such shares to a third party, including the sale price for such shares. Satisfactory proof of the sale price of such shares may take the form of a canceled check or a receipt from the broker, dealer or other person conducting such sale. The sale price may have been paid in either cash or property. If the sale price was paid in property, the price will be deemed to be the fair market value of such property at the time of the sale. If the proof of the sale price is not reasonably satisfactory to us, we may require additional proof. In addition, we may require evidence that any sale of such shares was a bona fide transfer to a third party. Finally, we may require that an improperly completed Rescission Election Form be properly completed and returned to us.
      Payment for securities as to which the rescission offer has been accepted will be made within ten business days after the expiration date.

Other Terms and Conditions
      We have not retained nor do we intend to retain any person to make solicitations or recommendations to you in connection with our rescission offer.
      Our rescission offer will expire at 11:59 P.M., Pacific Daylight Time, August      , 2005. If you submit an election form after the expiration time, regardless of whether your form is otherwise complete, your election will not be accepted and you will be deemed to have rejected our rescission offer.
      If a Rescission Election Form fully completed and executed in pertinent part is not received by the expiration date from those persons actually receiving notice of the rescission offer through this prospectus, the rescission offer will be deemed to have been rejected by such offerees.
      Neither we nor our officers or directors may make any recommendations to you with respect to our rescission offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the rescission offer.
      If you decide to accept our rescission offer and intend to use the mail to return your stock certificates to us, we recommend that you use insured registered mail, return receipt requested.
Effect of Rescission Offer
      We believe that your acceptance of the rescission offer will, under general theories of estoppel, preclude you from later seeking similar relief, and we are unaware of any federal case law to the contrary. Accordingly, we urge you to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the rescission offer.
      If you affirmatively reject or fail to accept our rescission offer, you will retain ownership of the shares you received and will not receive any cash for those shares. In addition, the shares subject to the rescission offer held by persons who affirmatively reject or fail to accept the rescission offer before the expiration date of the offer will, for purposes of applicable federal securities law, be registered securities as of the expiration date of the rescission offer and, unless held by persons who may be deemed to be “affiliates” of us, will be freely tradable in the public market at such time. Those shares held by our affiliates will be subject to certain restrictions on resale as explained in Rule 144 under the Securities Act of 1933.
      It is unclear whether the rescission offer will terminate our liability, if any, for failure to register the issuance of the shares that are subject to the rescission offer with the Securities and Exchange Commission under the Securities Act. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive the rescission offer. Nevertheless, there have been certain instances in which a court has held that non-acceptance of a rescission offer terminated a company’s liability for rescission damages under federal law. Each person is urged to consider this possibility with respect to our rescission offer. Generally, the statute of limitation for non-compliance with the requirement to register securities under the Securities Act is one year.
Funding of the Rescission Offer
      We will fund any payments required under our rescission offer from a portion of our working capital.
Use of Common Stock Repurchased in our Rescission Offer
      The shares of our common stock purchased by us pursuant to our rescission offer, if any, will become treasury shares, and will be available for use by us pursuant to our ESPP or general corporate purposes.
Material Federal Income Tax Considerations
      This section summarizes the material U.S. federal income tax considerations relating to our rescission offer. The discussion is based on current U.S. federal income tax authorities, which are subject to differing interpretation or change, possibly with retroactive effect. The summary does not describe the effect of any applicable foreign, state or local laws.
      This discussion does not deal with all of the U.S. federal income tax consequences of our rescission offer that may be relevant to: (a) a person in light of that person’s particular circumstances, or (b) to persons subject to special rules, such as dealers in securities, foreign persons, persons who are subject to the alternative minimum tax, persons who are not individuals, and persons holding shares that are subject to hedging, conversion or constructive sale transactions. The discussion assumes that a person holds the shares subject to our rescission offer as capital assets, or, as to a person who accepts our rescission offer with respect to our shares previously sold by such person, that person held such sold shares as capital assets. The U.S. federal income tax law applicable to our rescission offer is unclear. We have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel with respect to the tax consequences to anyone accepting our rescission offer. The IRS is not precluded from asserting a position contrary to the positions summarized in this discussion or otherwise recharacterizing a rescission transaction in whole or in part. FOR ALL OF THESE REASONS, ALL PERSONS CONSIDERING OUR RESCISSION OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF OUR RESCISSION OFFER, INCLUDING THE APPLICABILITY AND POTENTIAL APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND PROPOSED TAX LAWS.

Cash payment treated as a redemption payment
      We intend to treat share purchases under the rescission offer as a taxable redemption of shares, with the redemption price equal to the amount paid by us for such shares (and including in the redemption price the amount treated for state law purposes as interest on the original purchase price of such shares). The IRS is not precluded from characterizing share repurchases under our rescission offer as the return of the original purchase price, which would be nontaxable because there would be no taxable gain or loss, plus the payment of interest, which would be taxable to you as ordinary income and would be deductible by us. This alternative treatment, however, should require that your original purchase of our shares be treated as a loan to us for U.S. federal income tax purposes. This seems unlikely because, among other reasons, you have the option to either accept or reject the rescission offer.

Determining if the redemption is a sale or a distribution
      If the redemption payment is treated as made for our shares, the tax treatment of the redemption payment will differ depending on whether the redemption of shares under the rescission offer is treated as a sale or exchange of shares or, alternatively, as a distribution. The redemption should be treated as a sale or exchange, and not as a distribution, if it (a) results in a “complete redemption” of your interest in our stock; (b) is “substantially disproportionate” with respect you; or (c) is “not essentially equivalent to a dividend” as such terms are defined by applicable authorities. These three tests, which are more fully described below, are collectively referred to in this discussion as the “Redemption Tests.”
      The Redemption Tests are applied on a person-by-person basis. If a redemption does not satisfy any of the Redemption Tests, the payment of the proceeds from the sale will be treated as a distribution. Because the Redemption Tests are applied independently to each person, it is possible that some persons accepting our rescission offer will be subject to sale or exchange treatment and others will receive distribution treatment. BECAUSE THE APPLICATION OF THE REDEMPTION TESTS IS APPLIED ON A PERSON-BY-PERSON BASIS, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR IN CONNECTION WITH THE POSSIBLE FEDERAL INCOME TAX TREATMENT THAT MAY APPLY IN YOUR PARTICULAR CASE.
      For purposes of determining whether any of the Redemption Tests are satisfied, you are treated as owning not only shares that are actually owned, but also shares which are treated as constructively owned. You may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities treated as related to you and shares that you have the right to acquire by exercise of an option, warrant or a conversion right. Contemporaneous or related transactions in our stock or stock options may also affect the Redemption Tests.
      The redemption will result in a “complete redemption” of all of your shares if either (a) all of the shares actually and constructively owned by you are sold pursuant to our rescission offer or (b) all of the shares actually owned by you are sold pursuant to our rescission offer and you are eligible to waive and effectively waive constructive ownership of shares.
      The redemption will be “substantially disproportionate” with respect to you if (a) the percentage of our voting stock owned by you immediately after the redemption (taking into account all shares purchased by us pursuant to our rescission offer) equals less than eighty percent of the percentage of our voting stock owned by you immediately before the redemption; (b) the percentage of our common stock (whether voting or nonvoting stock) owned by you after the redemption (taking into account the effect of all shares purchased by us pursuant to our rescission offer) equals less than eighty percent of the percentage of our common stock you own immediately before the redemption; and (c) after the redemption you own less than fifty percent of the total combined voting power of all classes of our stock entitled to vote (taking into account the effect of all shares purchased by us pursuant to our rescission offer).
      The redemption will satisfy the “not essentially equivalent to a dividend” test with respect to you if, in light of your particular circumstances (including your relative interest in our stock), your sale of shares pursuant to our rescission offer results in a “meaningful reduction” of your interest in our stock (taking into account the effect of all shares purchased by us pursuant to our rescission offer). This test may be satisfied irrespective of your failure to satisfy the complete redemption or substantially disproportionate tests.

Consequences if your redemption is a sale or exchange
      We expect that the repurchase of shares under the rescission offer will occur less than two years from your ESPP grant dates (the beginning of the ESPP six month offering periods on February 18, 2004 and August 17, 2004, as applicable) or less than one year from the ESPP share purchase dates (August 16, 2004 and February 15, 2005, as applicable). Assuming that our treatment of a repurchase under the rescission offer as a taxable redemption is correct, and if the redemption is a sale or exchange under one of the Redemption Tests described above, you should have wage income equal to the lesser of (1) the difference between the fair market value as of the first day of the ESPP offering of the shares sold in the rescission offer and your purchase price with respect to such shares or (2) the difference between the cash received (including amounts treated for state law purposes as interest on the original purchase price of such shares) and the amount paid by you for such shares. Any additional gain recognized by you should be capital gain. Such gain or loss will be short-term or long-term depending on whether you held the shares for one year or less, or more than one year, at the time of the redemption.

Consequences if your redemption is a distribution
      If your redemption fails to qualify for sale or exchange treatment under the authorities described above, the gross proceeds you receive pursuant to our rescission offer will be characterized as a dividend distribution to the extent of our accumulated and/or current earnings and profits (on a pro rata basis with other persons whose redemptions fail to so qualify). Dividends received by individuals generally will be subject to tax at a reduced rate of 15% (5% for lower income individuals). The portion, if any, of the proceeds received by you in excess of the amount treated as a dividend will be treated first as a tax-free recovery of your basis in the redeemed shares and then as capital gain from a sale or exchange. If you receive proceeds that are taxed as a dividend, you should generally be able to transfer any unrecovered tax basis in the redeemed shares to any of our shares retained by you, or possibly to shares constructively owned by you if you do not retain any of our shares.

Payments with respect to shares previously sold
      If you previously sold shares, we believe that the amount paid to you with respect to such shares previously sold (including the portion of the payment treated for state law purposes as interest on the original purchase price of such shares) will be capital gain at least to the extent of any losses incurred by you on such prior sales, although any payment in excess of such prior losses may be taxable as ordinary income. To the extent the payment is taxable as capital gain, such gain should be short-term or long-term depending on the holding period for the previously sold shares.

Backup withholding
      Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a person pursuant to our rescission offer must be withheld and remitted to the United States Treasury unless you (i) are an exempt recipient and, if required, establish your right to an exemption or (ii) provide your taxpayer identification number, certify that you are not currently subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. You may generally avoid backup withholding by furnishing a completed Substitute Form W-9 included as part of the election form. Backup withholding is not an additional tax; any amount withheld under these rules will be creditable against your U.S. federal income tax liability, and you may be entitled to a refund provided the required information is furnished to the IRS.
      THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN MATERIAL UNITED STATES INCOME TAX CONSEQUENCES OF ACCEPTING THE RESCISSION OFFER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIALLY RELEVANT TAX EFFECTS. MAXTOR CORPORATION STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE RESCISSION OFFER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at www.maxtor.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts which are omitted in accordance with the rules and regulations of the SEC. For further information, please refer to the registration statement.
INCORPORATION BY REFERENCE
      As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.
      We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below (SEC File No. 001-16447) and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this rescission offer is complete:

•	Annual Report on Form 10-K/ A for the fiscal year ended December 25, 2004 filed on May 13, 2005;

•	Quarterly Report on Form 10-Q/ A for the period ended April 2, 2005 filed on June 9, 2005; and

•	Current Reports on Form 8-K, filed on: January 24, 2005, February 3, 2005 (except for Items 2.02 and 8.01 thereof), February 11, 2005 (two reports filed), February 25, 2005 (except for Item 8.01 thereof), March 4, 2005, March 11, 2005, March 18, 2005, May 4, 2005 (except for Item 2.02 thereof), May 10, 2005, May 19, 2005, May 24, 2005, June 7, 2005 (except for Item 7.01) and June 23, 2005.

•	The description of our common stock contained in a registration statement on Form 8-A, filed April 12, 2001.
      In addition, we also incorporate by reference all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial filing of this registration statement, prior to the effectiveness of the registration statement and until the termination of this rescission offer.
      Any statement contained in a document that is incorporated by reference herein will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference herein) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.
      We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents or information that have been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this at no cost to the requestor upon written or oral request addressed to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, attention: Director of Investor Relations (telephone: 408-894-5000).
LEGAL MATTERS
      The validity of the shares of common stock issued in this rescission offer will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Maxtor Corporation incorporated in this prospectus by reference to the Annual Report on Form 10-K/ A for the year ended December 25, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$1,593.68
Legal Fees and Expenses	60,000
Accounting Fees and Expenses	8,000
Printing Expenses	50,000
Miscellaneous Expenses	0

Total	$119,593.68

Item 15.	Indemnification of Officers and Directors
      Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. Our restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors, officers, employees, and agents to the full extent permitted by Delaware law. The restated certificate of incorporation and amended and restated bylaws further provide that we may indemnify directors, officers, employees, and agents in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from wilful misconduct of a culpable nature) and to maintain directors’ and officer’s liability insurance, if available on reasonable terms.
      These indemnification provisions and the indemnification agreements that we have entered into with our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.
      We have a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defence, settlement or payment of a judgment under certain circumstances.
      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

Item 16.	Exhibits

Number	Description

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained in signature page hereof)

99.1	Rescission Election Form

99.2	Form of Letter to Rescission Offer Recipients

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, That paragraphs (1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the annual report of the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on July 7, 2005.

MAXTOR CORPORATION

By	/s/ C.S. Park

Dr. C.S. Park
Chairman of the Board and
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Dr. C.S. Park and William O. Sweeney, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on July 7, 2005.

Signature	Title

/s/ C.S. Park Dr. C.S. Park	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Duston M. Williams Duston M. Williams	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)

/s/ Nancy Bush Nancy Bush	Vice President, Corporate Controller (Principal Accounting Officer)

Signature	Title

/s/ Richard E. Allen Richard E. Allen	Director

/s/ Charles M. Boesenberg Charles M. Boesenberg	Director

/s/ Michael R. Cannon Michael R. Cannon	Director

/s/ Charles F. Christ Charles F. Christ	Director

/s/ Charles Hill Charles Hill	Director

/s/ Gregory E. Myers Gregory E. Myers	Director

EXHIBIT INDEX

Number	Description

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained in signature page hereof)

99.1	Rescission Election Form

99.2	Form of Letter to Rescission Offer Recipients